Exhibit 4.1
THIRD AMENDMENT TO CREDIT FACILITY AGREEMENT
     THIS THIRD AMENDMENT, dated as of the 20th day of September, 2006, to that certain Amended and Restated Credit Facility Agreement dated as of July 12, 2005, as amended by a First Amendment to Credit Facility Agreement dated as of February 24, 2006 and a Second Amendment to Credit Facility Agreement dated as of June 14, 2006 (as so amended, the “Agreement”), between BANK OF AMERICA, N.A., a national banking association and successor by merger to Fleet National Bank, having an office at One East Avenue, Rochester, New York 14638 (the “Bank”), and GRAHAM CORPORATION, a corporation formed under the laws of the State of Delaware with offices at 20 Florence Avenue, Batavia, New York 14020 (the “Borrower”).
     The parties hereby agree as follows:
     1. Agreement Ratified. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed, and all of the terms, provisions and conditions thereof shall be and remain in full force and effect, and this Amendment and all of its terms, provisions and conditions shall be deemed to be a part of the Agreement. All capitalized terms used herein and not defined shall have the meanings given them in the Agreement.
     2. Definition Added. The following new definition shall be added to the Agreement:
     “Bank Guarantee” shall mean a Bank Guarantee issued by the Bank’s Shanghai, China branch as described in Article 3 of this Agreement.
     3. Section 2.1. Section 2.1 of the Agreement shall be amended as follows:
     2.1 Revolving Line. Subject to the terms and conditions of this Agreement, the Bank hereby establishes for the benefit of the Borrower a revolving line of credit in the maximum principal amount of Twenty Million Dollars ($20,000,000.00) outstanding at any one time. The availability under the Revolving Line shall be used to meet the Borrower’s letter of credit and working capital requirements, and the bank guarantee requirements of the Borrower’s Chinese subsidiary, Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. (“Graham China”). Subject to the terms of this Agreement, the Borrower may borrow, repay, and reborrow under the Revolving Line so long as the aggregate principal amount outstanding at any time, plus (a) the undrawn amount of all Letters of Credit, (b) the outstanding amounts of all Bank Guarantees, and (c) the outstanding principal amount of all Term Loans, does not exceed $20,000,000.00.
     4. Article 3 of the Agreement shall be amended to read as follows:
ARTICLE 3 — LETTERS OF CREDIT AND BANK GUARANTEES
     3.1 Letters of Credit and Bank Guarantees. Subject to the terms and conditions of this Agreement, the Bank agrees that it will make Letters of Credit available for the account of the Borrower and will cause its Shanghai, China branch to make Bank Guarantees available for the account of Graham China in an aggregate amount not exceeding the lesser of (a) Twelve Million, Five Hundred Thousand Dollars ($12,500,000), and (b) the availability under the Revolving Line. The Borrower agrees that it will guarantee to the Bank all obligations of Graham China pursuant to the Bank Guarantees. Letters of Credit and Bank Guarantees will be made promptly available for the Borrower’s or Graham China’s work in process (to support customer progress payments) or as otherwise requested by Borrower or Graham China for general business purposes. The undrawn amount/amount outstanding under all Letters of Credit and Bank Guarantees shall reduce the amount available for advances under the Revolving Line at 100% of the undrawn amount of each Letter of Credit and 105% of the outstanding amount of each Bank Guarantee. Bank Guarantees will be issued in RMB and, for purposes of the preceding sentence, the Bank will revalue the outstanding amount of Bank Guarantees from time to time at its discretion. If as a result of currency fluctuations the value in US Dollars of outstanding Bank Guarantees has increased by more than 5%, the amount available under the Revolving Credit shall be correspondingly reduced by the amount of the excess. The Letters of Credit and Bank Guarantees shall be in form satisfactory to the Bank and will be for a term of up to three (3) years from the date of issuance, except that Letters of Credit and Bank Guarantees in the aggregate face amount of up to $7,500,000.00 may have maturities of up to five (5) years from the date of issuance and may extend for up to five (5) years beyond the Revolving Credit Termination Date. The total undrawn/outstanding amount of all Letters of Credit and Bank Guarantees issued for both the Borrower and Graham China may never exceed $12,500,000.00, with initial sublimits of $11,000,000.00 in Letters of Credit for the Borrower and $1,500,000.00 in Bank Guarantees for Graham China. The Bank agrees that it will, from time to time revise this allocation on the basis of the Borrower’s and Graham China’s respective needs, but subject always to the approval of the Bank.
     3.2 Commissions. The Borrower or Graham China, as the case may be, will pay commissions to the Bank on the date of issuance of each Letter of Credit and Bank Guarantee and on each anniversary date thereafter if the Letter of Credit or Bank Guarantee is renewed or has a maturity in excess of one year from the date of issuance, at the per annum rate of one and one-quarter of one percent (1.25%) of the undrawn amount thereof for Standby Letters of Credit and for Bank Guarantees, and one-quarter of one percent (0.25%) of the undrawn amount thereof for Documentary Letters of Credit. Commissions on Letters of Credit and Bank Guarantees having maturities of less than one year remaining shall be charged ratably. In addition, the Borrower or Graham China, as the case may be, will pay to the Bank a $150 administrative fee for each Letter of Credit and Bank Guarantee issued pursuant to this Agreement.
     3.3 Reimbursement. The Borrower or Graham China, as the case may be, will execute a Reimbursement Agreement that is satisfactory to the Bank, documenting its Obligations with respect to each of the Letters of Credit and Bank Guarantees issued for its account. Among other items, the Reimbursement Agreement will require immediate reimbursement to the Bank for all amounts drawn under the Letters of Credit and Bank Guarantees, and outstanding drawn amounts not so reimbursed may, at the discretion of the Bank, be treated as advances under the Revolving Line.
All payments shall be made by Borrower or Graham China to Bank at the address for Bank first shown above in this Agreement or such other place as Bank may from time to time specify in writing in lawful currency of the United States of America in immediately available funds, without counterclaim or setoff and free and clear of, and without deduction or withholding for, any taxes or other payments. The Borrower agrees that it will be responsible for any foreign exchange or conversion costs related to converting RMB to United States Dollars for any drawings under Bank Guarantees, and such costs shall be added to amounts outstanding under the Revolving Line.
     5. Section 10.3. Section 10.3 of the Agreement shall be amended to read as follows:
     10.3 Contingent Liabilities. (i) assume, guarantee, endorse, contingently agree to purchase, or otherwise become liable in any manner upon obligations in the aggregate exceeding $150,000 at any time during the term of this Agreement, contingent or otherwise, whether funded or current except for endorsement of negotiable instruments for deposit, collection, or similar transactions in the ordinary course of business and except for guarantees in favor of the Bank, (ii) guarantee the dividends of any Person, or (iii) become the general partner in any partnership.
     6. Representations and Warranties. The Borrower confirms the accuracy of and remakes as of the date hereof all of its representations, warranties contained in the Agreement. The Borrower further represents and warrants to the Bank that all necessary action on the part of the Borrower relating to authorization of the execution and delivery of this Amendment, and the performance of the Obligations of the Borrower thereunder has been taken. This Amendment constitutes the legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms. The execution and delivery by the Borrower of the Amendment, and the performance by the Borrower of the Amendment, will not violate any provision of law or the Borrower’s Certificate of Incorporation or By-laws or organizational or other documents or agreements. The execution, delivery and performance of the Amendment, and the consummation of the transactions contemplated thereby will not violate, be in conflict with, result in a breach of, or constitute a default under any agreement to which the Borrower is a party or by which any of its properties is bound, or any order, writ, injunction, or decree of any court or governmental instrumentality, and will not result in the creation or imposition of any lien, charge or encumbrance upon any of its properties.
     7. No Events of Default. The Borrower confirms that as of the date hereof, there exists no condition or event that constitutes (or that would after expiration of applicable grace or cure periods constitute) an Event of Default as described in Article 14 of the Agreement.
     8. No Offsets. As of the date hereof, the Borrower has no defenses, offsets, claims or counterclaims with respect to its obligations arising under the Agreement or this Amendment and all related documents and instruments.
     9. Governing Law. This Amendment, together with all of the rights and obligations of the parties hereto, shall be construed and interpreted in accordance with the laws of the State of New York, excluding the laws applicable to conflicts or choice of law.
     IN WITNESS WHEREOF, the parties have executed this Amendment on the date first above written.

BANK OF AMERICA, N.A.		GRAHAM CORPORATION

By:	/s/ Collen O’Brien	By:	/s/Ron Hansen

Title:	Colleen O’Brien Vice President	Title:	Ron Hansen Vice President

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